Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR AND FEDEX

June 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Tocagen Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted November 20, 2015

CIK No. 0001419041

Dear Ms. Hayes:

Enclosed on behalf of our client, Tocagen Inc. (the “Company”), is a second amendment (“Amendment No. 2”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on October 23, 2015 and amended on November 20, 2015 (the “Amended Draft Registration Statement”). The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from the Amended Draft Registration Statement.

Amendment No. 2 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 1, 2015 with respect to the Amended Draft Registration Statement (the “Comment Letter”) as well as to generally update the disclosure. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Prospectus Summary

Overview, page 2

1.	We note your response to our prior comment 1. Please revise your disclosure to state that you cannot find reliable incidence data for recurrent HGG.

Response: The Company has revised the disclosure on pages 2 and 87 of Amendment No. 2.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121

t: (858) 550-6000   f: (858) 550-6420    cooley.com

United States Securities and Exchange Commission

June 28, 2016

Page Two

Business, page 76

Overview, page 76

2.	We note your response to our prior comment 9. We do not agree with your analysis that it is inappropriate to provide a brief explanation of the terms Fast Track designation and orphan drug designation at first use in order for any potential lay investors to understand the significance of such FDA designations. At first use, please provide a brief explanation of the requirements for and benefits of Fast Track designation and orphan drug designation. Please also include an estimate of the number of people in the United States currently diagnosed with glioblastoma (“GBM”), since you intend to rely on such information to receive orphan drug designation. Lastly, please provide a brief explanation of how orphan drug designation for GBM may affect the approval and marketing of a product candidate for HGG. Please make corresponding changes to the Prospectus Summary.

Response: The Company has revised the disclosure on pages 1, 77 and 87 of Amendment No. 2. The Company advises the staff that the orphan drug designation for the treatment of GBM is not expected to affect the approval and marketing of a product candidate for the treatment of HGG. For this reason, the Company has included disclosure that it plans to seek such designation for its product candidate for the treatment of HGG.

Clinical Development of Toca 511 & Toca FC

Ongoing Phase 1 Clinical Trials, page 87

Ongoing Resection Injection Trial, page 88

3.	At first use, please explain the term “hazard ratio” for a lay investor to understand.

Response: The Company has revised the disclosure on page 92 of Amendment No. 2.

Ongoing Resection Injection Trial Compared to Lomustine External Control, page 91

4.	Please provide a brief explanation of the term “Karnofsky performance status” and what it measures.

Response: The Company has revised the disclosure on page 92 of Amendment No. 2.

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (858) 550-6088.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121

t: (858) 550-6000   f: (858) 550-6420    cooley.com

United States Securities and Exchange Commission

June 28, 2016

Page Three

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Harry E. Gruber, M.D., Tocagen Inc.

Cheston J. Larson, Latham & Watkins LLP

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121

t: (858) 550-6000   f: (858) 550-6420    cooley.com